

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 20, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **Re:** **Aceto Corporation**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Forms 10-Q for the periods ended September 30, 2010 and**
> **December 31, 2010**
> **Form 8-K filed September 10, 2010**
> **File No. 0-4217**

Dear Mr. Roth:

We have reviewed your response letter dated April 11, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

1. We note your response to comment one from our letter dated March 29, 2011. Your response provides some indication of broad-based plans for unremitted funds (such as to fund on-going operations and look for acquisitions). However, ASC 740-30-25 clearly indicates that there is a presumption that income taxes will be provided for all undistributed foreign earnings and that presumption can only be overcome by sufficient evidence that shows a subsidiary has invested or will invest the undistributed earnings indefinitely. Please tell us your specific plans as of December

31, 2010 for the $70.8 million undistributed earnings of foreign subsidiaries, providing quantification for each of the specific uses you describe. Please ensure that you describe your plans in sufficient detail for us to understand their nature. For example, we would expect that such detail would include a description of the type, size and geographical location of potential acquisition targets you may be seeking. We also note that during 2009, you repatriated $6 million to acquire product registrations and related data filed with the EPA. It appears from your disclosures on page 28 of your June 30, 2010 Form 10-K that you plan to continue acquiring such product registrations at a costs of $4.9 million during fiscal 2011. It is unclear if you expect that you will need to repatriate funds again to acquire product registrations or for any of the other capital activities you describe on page 28.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief